Exhibit 99.1

FOR IMMEDIATE RELEASE	June 27, 2018

CELESTICA COMPLETES NEW $800 MILLION CREDIT FACILITY

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has entered into a new $800 million credit facility (the “Credit Facility”) established pursuant to a credit agreement with a syndicate of lenders and Bank of America, N.A. as Administrative Agent.  The Credit Facility will refinance and replace the Company’s existing bank credit facility that was due to mature in May 2020.  All dollar amounts are denominated in US dollars.

The Credit Facility consists of a $350 million term loan (“Term Loan”) and a $450 million revolving credit facility (“Revolving Credit Facility”).  The Credit Facility also includes an accordion feature, which will permit the Company to increase the aggregate term or revolving loan commitments thereunder on an uncommitted basis, under specified circumstances and subject to certain conditions.  The Revolving Credit Facility matures in June 2023 and the Term Loan matures in June 2025. The Credit Facility will be used to repay all amounts outstanding under the Company’s existing bank credit facility, and for other general corporate activities, including, but not limited to, capital expenditures, working capital requirements, share repurchases and/or acquisitions.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Canadian Imperial Bank of Commerce, Citibank, N.A. (with respect to the Term Loan) Citibank, N.A., Canadian Branch (with respect to the Revolving Credit Facility), MUFG Bank, Ltd., RBC Capital Markets and The Bank of Nova Scotia, acted as Joint Lead Arrangers and Joint Bookrunners.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those related to the Company’s expected use of the Credit Facility and its ability to use the accordion feature thereunder. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to the Company’s ability to use the accordion feature of the Credit Facility; the Company’s future capital requirements, market and general economic conditions, demand for the Company’s customers’ products, and unforeseen legal or regulatory developments. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including in the Company’s interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond the Company’s control. The material assumptions include, among others, those related to the following: the Company’s view with respect to its financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; and the Company’s need for future capital. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com